

Suite 3400 – 666 Burrard St.
Vancouver, BC V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

**Toronto Stock Exchange: G**                                     **New York Stock Exchange: GG**

(All Amounts in $US unless stated otherwise)

## GOLDCORP ACHIEVES RECORD GOLD PRODUCTION AT ESTIMATED CASH COSTS OF $285 PER OUNCE; FIVE-YEAR GOLD PRODUCTION GROWTH PROFILE INCREASES TO 60%

**VANCOUVER, BRITISH COLUMBIA, JANUARY 10, 2011 – GOLDCORP INC. (TSX: G, NYSE: GG)** today announced 2010 gold production and provided production and cash cost guidance for the 2011 year and the five-year period ending 2015.

**Highlights**

- Total 2010 gold production increased to a record 2.52 million ounces.
- Fourth quarter 2010 gold production totaled 686,300 ounces.
- Total 2011 gold production forecast to grow to 2.7 million ounces.
- Five-year gold production expected to increase 60% (70% on a gold equivalent basis).
- Cash costs to continue downward trend below $300 per ounce over the next five years.
- Six new mines over the next five years to fuel growth beyond 2015.

Goldcorp's year-end financial statements are expected to be released on February, 24, 2010. The final calculation of operating costs for 2010 has not yet been completed, but total cash costs[1] are expected to be approximately $285 per ounce of gold on a by-product basis and less than $450 per ounce of gold on a co-product basis, beating guidance on both measures. After payment of $765 million in cash consideration as part of the Andean transaction which closed on December 30, 2010, the Company ended the year with over $530 million in cash.

"2010 was a year of mine development success as we completed construction of the Peñasquito mine in Mexico, as well as one of portfolio enhancement as we took several steps to improve our mix of assets for the long-term," said Chuck Jeannes, President and Chief Executive Officer. "Goldcorp remains the fastest-growing and lowest cost senior gold producer, and our progress during the year has further enhanced these competitive advantages as we enter 2011.

"The key operational milestone for the year was the on-time start of commercial production and smooth ramp-up at Peñasquito, which is now positioned to generate strong cash flow in 2011 and well into the next decade.   Red Lake continued its outstanding performance, ending the year at over 700,000 ounces of gold production at very low cash costs. Young, foundational mines like Marlin and Los Filos hit their strides during the year, while major exploration success at all three Canadian mines has created the opportunity for enhanced production and cash flow from these long-lived assets.

"Amid growing scarcity of top-quality gold assets, we were fortunate to secure three new projects, funded in large part from the divestiture of non-core assets, thus greatly upgrading our overall portfolio without significant dilution to our shareholders.  The year-end completion of the transaction to acquire the Cerro Negro project in Argentina has brought us another future cornerstone mine: a low-capital cost project that is expected to contribute significant gold production starting mid-2013 at extremely low cash costs.  The El Morro copper-gold project in Chile marked our return to one of the strongest mining jurisdictions in the world while the Camino Rojo acquisition secured a key strategic asset in the highly prospective Peñasquito district.

"Looking ahead to 2011, Goldcorp will continue to be distinguished by growing, low-cost gold production in stable jurisdictions throughout the Americas.  With gold production set to double at Peñasquito this year, our focus shifts to building our next suite of growth projects.  The Pueblo Viejo project in the Dominican Republic continues to advance toward expected initial production by the end of the year; construction of Éléonore in Quebec will accelerate; the drift connecting the Cochenour deposit to Red Lake will exceed the halfway point by the end of 2011; and the receipt of permits and the first quarter completion of a feasibility study update at Cerro Negro will spur the development of a much larger mine than planned by the previous owner.

"Goldcorp's accelerating cash flows will allow us to internally fund our leading growth profile while also allowing for the continuing return of value to shareholders, which we accomplished in 2010 through a doubling of our dividend.  In a continued strong market for gold in 2011, growing our cash margins, increasing gold reserves and creating value are what our investors expect and what we intend to deliver again this year.   We will accomplish these goals without compromising our commitment to operating responsibly and with respect for all stakeholders."

**2011 Forecast**

Goldcorp also provided production and cash cost guidance for the 2011 year. The Company expects to produce between 2.65 and 2.75 million ounces of gold, which includes a significant contribution from Peñasquito as it ramps up to full production. Total cash costs are expected to be in a range of $280 to $320 per ounce of gold on a by-product basis. On a co-product basis, the Company is forecasting a range of $475 to $500 per ounce of gold, based on an allocation of Peñasquito operating expenses against the four primary metals produced in proportion to assumed revenues. Normalizing for metals prices, the Company expects an approximate 6% cost increase based on prices for consumables, labor, fuel and power.

Assumptions used to forecast total cash costs for 2011 include: $1,250 per ounce for gold; by-product metals prices of $20.00 per ounce silver; $3.25 per pound copper; $0.90 per pound zinc; $0.90 per pound lead, an oil price of $85 per barrel and the Canadian dollar and Mexican peso at $1.03 and $12.50 respectively to the US dollar. The Company continues to evaluate opportunities to contain input costs and minimize foreign exchange risk through the hedging of both oil and currencies. Using current metals prices and foreign exchange rates, Goldcorp's by-product cash costs for 2011 would be forecast at $170 per ounce.

Quarterly gold production levels are expected to ramp up steadily throughout 2011. Mine-by-mine actual 2010 gold production results and estimated 2011 gold production are as follows:

| Mine | 2010 Production | 2011 Forecast |
|---|---|---|
| Red Lake | 703,300 | 665,000 |
| Marlin | 296,100 | 400,000 |
| Peñasquito | 168,200 | 350,000 |
| Los Filos | 306,100 | 335,000 |
| Musselwhite | 258,600 | 265,000 |
| Porcupine | 265,900 | 260,000 |
| Alumbrera (37.5%) | 148,900 | 130,000 |
| El Sauzal | 152,000 | 95,000 |
| Marigold (66.7%) | 91,200 | 90,000 |
| Wharf | 73,300 | 60,000 |
| Pueblo Viejo | 0 | 50,000 |
| San Dimas* | 53,400 | 0 |
| **Total** | **2,517,000** | **2,700,000** |

*San Dimas divested Aug. 2010*

**Canada**

At Red Lake, the "fill the mills" initiative to utilize excess milling capacity will result in a greater proportion of mined material from lower grade zones in addition to ore mined from the High Grade Zone (HGZ). Overall, the mine plan is expected to result in a slight decline in overall gold production to 665,000 ounces of gold at very low cash costs. The completion of the connection drift at the 45 level between the Campbell and Red Lake complexes has provided additional flexibility for HGZ development.

The construction of the 5-kilometer high speed haulage drift to connect the Cochenour shaft with the Red Lake mine on the 5400 foot level has advanced to a completion level of more than 20%. Upon completion, the drift will enable ore from the Cochenour/Bruce Channel deposit to be hauled directly to the Red Lake mine for processing at the existing mill facilities, thus adding an important source of high grade, low-cost production commencing near the end of 2014. During 2011, exploration drilling from the high speed tram drift will continue to test the unexplored ground at depth in the heart of the prolific Red Lake gold district. A scoping study for the Cochenour project has been completed and further guidance on the cost and timing of production will be provided in connection with the Company's year-end earnings release in February.

Consistent with its ongoing commitment to safe, responsible operations, the Company is pleased to announce that its Red Lake mine has become fully certified under the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold ("the Cyanide Code"). Red Lake is the last of Goldcorp's nominated mines to receive full certification. The Cyanide Code is a voluntary industry program for companies involved in the production of gold using cyanide, developed under the auspices of the United Nations Environment Program with the goal of safeguarding human health and the environment by promoting responsible management of cyanide used in gold mining.

At Musselwhite in Ontario, successful exploration drilling during 2010 resulted in the discovery of the Lynx zone adjacent to the PQ Deeps underground operation. With higher grade ore than historically found in this mining area a decision is pending for mid-year 2011 to pursue a new shaft that will increase throughput and production and extend the mine life. Shaft engineering and confirmation of project economics are currently underway. The Lynx zone is expected to contribute to increased production as early as late this year.

At Porcupine, the underground shaft (winze) project continues to advance, which will allow access to newly discovered zones at the Hoyle Pond underground operation and a potential increase in the overall gold production profile following its completion in 2014. In 2011, gold production is expected to decline slightly as a result of continued processing of a greater proportion of low-grade stockpiled ore.

Upon reaching initial gold production in late 2014, Éléonore in Quebec will be a key source of large, low-cost gold production in one of the most attractive mining jurisdictions in the world. The Company continues to advance a pre-feasibility study update that contemplates a significantly larger production profile than the current 3,500 tonne per day plan developed prior to the 2009 gold resource increase. The Company expects to announce the details of the updated study in the first quarter of 2011. The hoist facilities for the planned 650 meter-deep exploration shaft were completed during the fourth quarter and full-face sinking has now commenced, with completion expected by the end of 2011.

**Mexico**

The successful start-up of the Peñasquito mine was the key operational highlight of 2010. The mine reached commercial production on schedule on the way to achieving 2010 production of 170,000 ounces. With the commissioning of the high pressure grinding roll (HPGR) circuit during the fourth quarter, full capacity of 130,000 tonnes per day is expected at the end of the first quarter of 2011. At a forecast 350,000 ounces of gold production, Peñasquito is poised to become Mexico's largest gold producer in 2011. With the expectation for negative cash costs, the mine is positioned to generate one of the largest sources of cash flow for the Company this year. Subsequent mine planning and optimization efforts have increased near-term gold production from previous estimates while maintaining long term life of mine production profile.

Important progress is also expected in 2011 on two initiatives that will further enhance the robust economics at this world-class mine. The construction of an in-pit crushing and conveying (IPCC) system will commence in 2011 with expected completion in 2013. The IPCC system will result in operating cost savings compared to truck haulage. The Company also expects to announce plans in early 2011 to secure a reliable, long-term source of lower-cost power.

Exploration and development work will also continue at Camino Rojo and Noche Buena, two advanced stage satellite exploration projects near Peñasquito. At Camino Rojo the Company has finalized an agreement with local communities to conduct exploration, which will advance aggressively at this prospective deposit.  The scoping study completed on Noche Buena late in 2010 confirmed that with additional resources, the potential exists for a satellite operation which will make a meaningful contribution to Peñasquito's production.  Drilling will continue during 2011 with the objective of adding further oxide resources and further testing of sulphide zones.

Los Filos mine in Guerrero state will once again be a major contributor to Goldcorp's overall production profile in 2011.  Gold production is forecast to increase 10% to 335,000 ounces, reflecting the benefit of the first full year of operation of the crushing and agglomeration plant. As is the case at a number of the Company's other mines, exploration success continues to support the potential for an eventual increase in the overall gold production profile at Los Filos over the longer term.

**Central and South America**

At Marlin in Guatemala, record production of 400,000 ounces of gold at very low cash costs is forecast for 2011, driven by the mining of higher grade ore from the open pit.  The development of recent high grade discoveries in the West Vero zone is expected to continue, with first production expected to begin in 2012. The 2010 discovery of bonanza grade mineralization in the Delmy vein is also supporting increased expectations for the long term future at Marlin. Further exploration will continue on the Delmy vein with the goal of extending the zone, which remains open along strike and at depth.

At the Company's 37.5%-owned Alumbrera copper gold mine in Argentina, geotechnical instability along a known fault zone in the pit has necessitated a re-design of access to deeper sections of the pit, which will delay access to higher grade ore in 2011.  This is expected to result in an impact to the Company's gold and copper production of approximately 20,000 ounces and approximately 20 million pounds respectively, in 2011.

Gold production from Pueblo Viejo, the 40% owned gold project in the Dominican Republic operated by Barrick, is expected to contribute slightly to the Company's overall 2011 production profile, with a subsequent ramp-up to a forecast average of 415,000-450,000 ounces of gold expected in the first five years of full production at total cash costs of $275 to $300 per ounce.

Following Pueblo Viejo, the high grade Cerro Negro deposit is positioned to be the next source of new gold production for the Company.  Located in the mining-friendly Santa Cruz province of Argentina, Cerro Negro is comprised of a system of underexplored vein zones with strong potential for continued growth of gold resources. An updated resource calculation for Cerro

Negro will be available in early February with Goldcorp's annual reserve and resource update, and new feasibility study results for an expanded mining and processing scenario that contemplates approximately doubling average throughput to 4,000 tonnes per day will be available by the end of the first quarter of 2011. The team at Cerro Negro is already making good progress in advancing the project toward initial production in 2013.

**Financial Guidance**

An estimated $530 million in cash at year-end, an undrawn $1.5 billion credit facility and estimated cash flows in 2011 of nearly $2.5 billion at current metals prices provide the necessary flexibility to fund the Company's peer-leading growth profile.

Goldcorp will invest aggressively in 2011 to fund its suite of growth projects, including the Cerro Negro, El Morro and Camino Rojo projects acquired in 2010. Capital expenditures for 2011 are forecast at approximately $1.8 billion of which approximately 50% is allocated to operations and 50% for projects. Of the project capital estimate, approximately 30% relates to completion of Pueblo Viejo.

Spurred by significant exploration successes in and around many of its key properties, company-wide exploration expenditures in 2011 are expected to increase to approximately $170 million, of which approximately half will be expensed. The primary focus will remain the replacement of reserves mined throughout the year and on extending existing gold zones at all of its prospective mines and projects. In addition, important investments will be made in enhancing the Company's early-stage exploration pipeline. General and administrative expense is forecast at $125 million which excludes non-cash stock option expense estimated to be $90 million for the year. Depreciation, depletion and amortization expense is expected to be approximately $280 per ounce of gold produced. The Company expects an overall effective tax rate of 30% for 2011.

**Five Year Forecast**

With six new mines expected to be constructed over the next five years, Goldcorp's production profile will continue to grow toward sustained, low-cost gold production from large cornerstone projects. Gold production is forecast to grow approximately 60% over the next five years to 4 million ounces in 2015. New projects will make significant contributions to this growth, with first gold production forecast from new projects as follows: Pueblo Viejo, late 2011; Cerro Negro, mid-2013; Cochenour, 2014; Camino Rojo, 2014; Éléonore, late 2014; and El Morro, late 2015.

Year-by-year gold production is forecast as follows:

| Year | Forecast Gold Production |
| --- | --- |
| 2011 | 2.7 Million |
| 2012 | 3.1 Million |
| 2013 | 3.3 Million |
| 2014 | 3.7 Million |
| 2015 | 4.0 Million |

The Company does not report production on a gold equivalent basis, but for comparative purposes, converting production of silver, copper, lead and zinc would result in gold equivalent production of 3.8 million ounces in 2011, growing 70% to 5.6 million ounces over the next five years. By-product cash costs are expected to remain below $300 per ounce over the 5-year plan, positioning the Company for outstanding, sustained margins and cash flows over the long term.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

1. The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

**Cautionary Note Regarding Forward-Looking Statements**

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or the negative connotation thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. All forward-looking statements are developed based on assumptions about such risks, uncertainties and other factors set at herein. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2009 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements**.**  The forward-looking statements contained in this press release are made as of the date of this press release and, accordingly, are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment.  Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

**For further information, please contact:**

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail:  info@goldcorp.com
website:  www.goldcorp.com